Exhibit 99.1

Quest Rare Minerals Ltd.

QUEST ANNOUNCES THAT A REVISED RESOURCE ESTIMATE FOR THE STRANGE LAKE B-ZONE REE DEPOSIT SHOWS A DOUBLING OF TONNAGE ; HIRES A METALS MARKETING EXPERT

Highlights:

•

A National Instrument 43-101 compliant resource estimate for the B-Zone deposit was determined using cut-off grades of 0.50%, 0.60%, 0.70%, 0.80%, 0.85%, 0.90%, 1.0%, 1.25%, 1.5%, 1.75% and 2.0% Total Rare Earth Oxides (TREO+Y) and an average specific gravity of 2.74 g/cm3 for reporting in the Enriched Zone and an average specific gravity of 2.72 g/cm3 for reporting in the “Granite Domain”.

•	An economic cut-off grade determined from Whittle pit shell optimization methods of 0.50% TREO+Y was calculated for the B-Zone deposit.

•	A cut-off grade of 0.50% TREO+Y was selected as appropriate for representing that portion of the total B-Zone deposit considered to be economic for the purpose of reporting the resources.

•

At a base-case cut-off grade of 0.5% TREO+Y, the B-Zone contains an Indicated Resource of 278.1 million tonnes grading 0.93% TREO+Y, 1.92% zirconium oxide (ZrO2), 0.18% niobium pentoxide (Nb2O 5), 0.05% hafnium oxide (HfO2), containing a higher-grade “Enriched Zone” of 20.0 million tonnes 1.44% TREO+Y, 2.59% ZrO2, 0.34% Nb2O5 and 0.06% HfO2.

•	The B-Zone hosts a further Inferred Resource of 214.4 million tonnes grading 0.85% TREO, 1.71% ZrO2, 0.14% Nb2O5 and 0.04% HfO2.

•	Quest has hired a seasoned metals marketing expert responsible for developing a strategy for the marketing and sale of the metal oxides to be produced at Strange Lake.

Toronto, October 31, 2012 - Quest Rare Minerals Ltd. (TSX ; NYSE MKT: QRM) is pleased to announce a revised National Instrument 43-101 compliant Indicated and Inferred resource estimate for its B-Zone rare earth element deposit within the Strange Lake Project, Québec. The estimate was prepared by Micon International Limited and has an effective date of August 31, 2012. In recognition of the importance that the resource estimate has on the potential economic outcome of the project, Quest is pleased to announce that it has hired Mr. Gunter Thase, a 41 year veteran in the international marketing of specialty metals and industrial minerals, as Quest’s Manager, Metals & Marketing. The Strange Lake Project is located 225 km northeast of Schefferville, Québec and 125 km west of the Voiseys Bay nickel-copper-cobalt deposit, eastern Labrador.

The base-case resource was estimated using a total rare earth oxide (TREO+Y) cut-off grade of 0.5% TREO (Table 1a) and represents sufficient Indicated Resource to satisfy a minimum 25-year open-pit production model (see Figure 1) established for Quest’s B-Zone Preliminary Economic Assessment (PEA) study (see Press Release : September 9, 2010). At this cut-off, the B-Zone hosts an Indicated Resource of 278.1 million tonnes grading 0.93% TREO+Y, 1.92% zirconium oxide (ZrO2), 0.18% niobium pentoxide (Nb2O5) and 0.05% hafnium oxide (HfO2) and a heavy rare earth oxide (HREO)/TREO ratio of 38% (Table 1a) and a further Inferred Resource of 214.4 million tonnes grading 0.85% TREO+Y, 1.71% ZrO2, 0.14% Nb2O 5 and 0.05% HfO2. Contained within the Indicated Resource is a near-surface higher-grade “Enriched Zone” (previously named the “Pegmatite Spine”, see Figure 2) containing 20.0 million tonnes at 1.44% TREO+Y, 2.59% ZrO2, 0.34% Nb2O5 and 0.06% HfO2 and a HREO/TREO ratio of 50% (Table 1b). A lower-grade Granite Domain within the Indicated Resources contains 258.1 million tonnes at 0.89% TREO+Y, 1.87% ZrO2, 0.16% Nb2O5 and 0.05% HfO2 (Table 1c). A detailed resource estimate table is provide in Table 2.

The data represents a more than doubling of the Indicated and Inferred Resources for the deposit when compared to Quest’s previous resource estimate (see Press Release : April 11, 2011), to a vertical depth of 150 m. Limited deeper drilling indicates that mineralization continues down to 340 m below surface.

“We are pleased by the scale of the increase of the resource obtained from our 2011 definition drilling program at the B-Zone,” said Peter Cashin, Quest’s President & CEO. “The increased resources will provide important flexibility for the mine plan being considered by our Pre-Feasibility Study and will support a substantial project life. It is especially pleasing that the near-surface Enriched Zone tonnage has also more than doubled from previous estimates.”

Table 1a – B Zone Mineral Resource Estimate

Domain	Tonnes (x1000t)	LREO	HREO + Y	TREO + Y	H:T Ratio %	ZrO2%	HfO2%	Nb2O5%
INDICATED
Enriched Zone	20,020	0.72	0.72	1.44	50%	2.59	0.06	0.34
Granite Domain	258,108	0.55	0.33	0.89	38%	1.87	0.05	0.16
Total	278,128	0.57	0.36	0.93	39%	1.92	0.05	0.18
INFERRED
Granite Domain	214,351	0.55	0.30	0.85	35%	1.71	0.04	0.14

Notes:

1	Total Rare Earth Oxides (TREO+Y) include: La2O3 , Ce2O3, Pr2O3, Nd2O3 , Sm2O3, Eu2O3, Gd2O3 , Tb2O3, Dy2O3, Ho2O3 , Er2O3, Tm2O3, Yb2O3 , Lu2O3 and Y2O3

2.	Heavy Rare Earth Oxides (HREO+Y) include: Eu2O3 , Gd2O3, Tb2O3, Dy2O3 , Ho2O3, Er2O3, Tm2O3 , Yb2O3, Lu2O3 and Y2O3

3.	Light Rare Earth Oxides (LREO) include: La2O3 , Ce2O3, Pr2O3, Nd2O3 and Sm2O3

4.	The effective date of the resource estimate is August 31, 2012

5.	The resource estimate is based on drill-core assays from Quest’s 2009 to 2011 assay database.

6.	Micon International considers a cut-off grade of 0.50% TREO+Y to be reasonable based on a Whittle pit optimization and a minimum marginal economic value of $250 NSR based upon processing and G&A cost estimates for the current block model.

7.	Average specific gravity is 2.72 g/cm3 for the Granite Domain and 2.74 g/cm3 for the Enriched Zone.

8.	The resource estimate has been classified as an Indicated and Inferred Resource on the basis of data density applying the following criteria:

•

Indicated classification was assigned to all resource blocks in the model occurring within the optimized pit shell which fall in areas with a drill spacing of at least 50 m by 50 m and was estimated using at least 16 samples from a minimum of four drill holes.

•	All remaining resource blocks in the block model occurring within the optimized pit shell and with an estimated a grade greater than zero were assigned to the Inferred class.

9.	The resource estimate takes into account the following:

•	A database of 256 drill holes, totalling approximately 37,434 m of diamond drilling, using 22,565 samples.

•	Assay values in the database below the detection limit were assigned a value of half the detection limit.

•	Samples were composited to a 2 m length.

•	A lithology table was provided with codes for each major rock type observed in the deposit, primarily identified as pegmatite and subsolvus granite.

•	An NSR value using estimates of the metal prices and recoveries, provided by Quest, was added to the sample assay database.

•

A cross-sectional interpretation of the pegmatite lithology was provided by Quest and was used by Micon International to model the wider pegmatite spine and dome structure with some mixing of the interlayered lithologies allowed in order to maintain continuity of the domain along strike and allow for a wireframe construction of the Enriched Zone to be completed.

•

The minimum modeled length of the high-grade intervals for the Enriched Zone width was 5 m using a combination of pegmatite lithology indicators and an NSR value with a maximum acceptable internal dilution of 3 m provided the total composite grade remained above a cut-off. An NSR cut-off for the “Enriched Zone” of $725/t was ultimately used as it formed intervals which could be connected between sections and maintained the descriptive statistical properties of the pegmatite.

•

Grade capping was applied. In the case of the Enriched Zone, the methodology employed for establishing the outlier limit was to sort the sample populations from smallest to largest and cap to the value where there is a large increment in grade as the population breaks apart. In the granites the outlier limit was set at the 99th percentile value. This set a lower capping value than in the Enriched Zone so that the isolated high-grade pegmatite samples within the domain do not result in local grade overestimation or grade smearing.

•

Block model utilized regularly-shaped blocks measuring (X) 10 m by (Y) 10 m by (Z) 5 m which are rotated at 030º. The block model was limited below a topographic surface created using 1 m contours. Overburden lithology was not included in the block model and was excluded using a digital surface model.

•

Inverse Distance modeling was used as the method for grade interpolation in the B-Zone block model as it allows simple variation in the power to account for the different statistical properties shown by the different elements. In the REE oxides which show a high nugget effect the grade interpolation was performed using Inverse Distance squared (ID2). This spreads the estimation weight across the informing composite samples so that the estimation is smoothed, as dictated by a high nugget. In the oxides with lower nugget effect Inverse Distance cubed (ID3) was used which assigns more of the estimation weight to the closer informing composite samples. Discretization to 2 m cells was applied to the grade interpolations to account for the volume variance effect.

•	The resource estimate assumes 100% recovery.

10.	Mineral resources that are not mineral reserves do not have demonstrated economics.

Quest is currently conducting a Pre-Feasibility Study for the Strange Lake Project. In addition, Quest recently enhanced its development team by engaging Hatch Associates Ltd., world metallurgical engineering leader, to execute certain of the critical tasks required for the hydrometallurgical plant engineering work as well as consideration to undertake a Scoping Study for a rare earth separation plant for the Strange Lake B-Zone operation (see Press Release : October 26, 2012).

“The identification of the Enriched Zone should allow Quest to optimise cash flows in the early years, thereby improving project financial returns,” added Colin Lindsay, Quest’s Vice-President, Operations. “The range of grades should also allow the operation to stabilise grades by blending, thereby smoothing out the metallurgical process flow. Finally the significant increase in resource tonnage over the previous resource estimate should add to the attractiveness of Strange Lake as a deposit.”

Introducing Mr. Gunter Thase, Manager, Metals & Marketing

Quest is pleased to announce that Mr. Gunter Thase recently joined the Quest and will be ultimately responsible for the development and execution of Quest’s metals marketing strategy. Mr. Thase’s objective will be to identify off-take and strategic partners for the placement of rare earths and rare metals production from the Strange Lake B-Zone project.

Mr. Thase has over 41 years of experience in the international marketing of specialty metals and industrial minerals. His senior management experience includes President of British Metals, Amalgamet Canada and Preussag Canada Ltd, Director of Premetalco Inc. and General Manager with Amalgamated Metal Corporation PLC, London, U.K. Mr. Thase received his logistics certification in Bremen, Germany before immigrating to Canada. He graduated with a Marketing Management degree from Ryerson University. Throughout his career, Mr. Thase has specialized the marketing and sale of magnesium metal, silicon metal, ferroalloys, heavy minerals (ilmenite, rutile, zircon and monazite), garnet, talc, graphite, spodumene and specialty metals such as germanium, arsenic and selenium.

Quest looks forward to Gunter’s guidance in marketing the B-Zone’s significant metal resources.

Table 1b – B Zone Resources in the Enriched Zone by TREO+Y Cut-off

TREO+Y% Cut-off	Tonnes (x1000t)	LREO	HREO + Y	TREO + Y	H:T Ratio %	ZrO2%	HfO2%	Nb2O5%	Be ppm	Th ppm	U ppm
INDICATED
2.00%	1,544	1.06	1.23	2.29	54%	2.49	0.05	0.46	937	993	146
1.75%	3,273	0.97	1.09	2.06	53%	2.55	0.06	0.44	836	840	133
1.50%	6,690	0.88	0.95	1.83	52%	2.60	0.06	0.41	744	719	120
1.25%	13,111	0.79	0.82	1.60	51%	2.62	0.06	0.37	652	622	107
1.00%	19,144	0.73	0.73	1.46	50%	2.60	0.06	0.35	586	568	99
0.90%	19,880	0.72	0.72	1.44	50%	2.59	0.06	0.35	576	560	98
0.80%	20,010	0.72	0.72	1.44	50%	2.59	0.06	0.34	575	559	97
0.70%	20,018	0.72	0.72	1.44	50%	2.59	0.06	0.34	575	559	97
0.60%	20,020	0.72	0.72	1.44	50%	2.59	0.06	0.34	575	559	97
0.50%	20,020	0.72	0.72	1.44	50%	2.59	0.06	0.34	575	559	97

Where: HfO2 – hafnium oxide; ZrO2 – zirconium oxide; Nb2O5 – niobium pentoxide;

Table 1c – B Zone Resources in the Granite Domain by TREO+Y Cut-off

TREO+Y% Cut-off	Tonnes (x1000t)	LREO	HREO + Y	TREO + Y	H:T Ratio %	ZrO2%	HfO2%	Nb2O5%	Be ppm	Th ppm	U ppm
INDICATED
2.00%	29	1.11	1.11	2.22	50%	1.81	0.04	0.31	915	753	94
1.75%	79	1.03	0.96	1.99	48%	1.86	0.04	0.32	722	677	91
1.50%	396	0.87	0.80	1.67	48%	2.05	0.05	0.31	531	614	89
1.25%	2,005	0.77	0.64	1.40	45%	2.09	0.05	0.27	472	499	79
1.00%	24,680	0.65	0.44	1.09	41%	1.99	0.05	0.21	333	356	62
0.90%	96,968	0.60	0.38	0.98	38%	1.91	0.05	0.18	273	304	55
0.80%	225,374	0.57	0.34	0.91	38%	1.88	0.05	0.17	240	274	51
0.70%	256,151	0.56	0.33	0.89	38%	1.87	0.05	0.16	234	269	51
0.60%	257,968	0.55	0.33	0.89	38%	1.87	0.05	0.16	234	268	51
0.50%	258,108	0.55	0.33	0.89	38%	1.87	0.05	0.16	234	268	51
INFERRED
2.00%	—	—	—	—	—	—	—	—	—	—	—
1.75%	—	—	—	—	—	—	—	—	—	—	—
1.50%	56	0.74	0.82	1.56	52%	1.66	0.04	0.21	280	635	79
1.25%	500	0.75	0.61	1.36	45%	1.77	0.04	0.20	304	453	67
1.00%	10,025	0.65	0.43	1.07	40%	2.02	0.05	0.20	269	348	62
0.90%	41,468	0.60	0.37	0.97	38%	1.93	0.05	0.18	230	305	55
0.80%	156,611	0.57	0.31	0.88	35%	1.74	0.04	0.15	193	241	46
0.70%	212,266	0.55	0.30	0.85	35%	1.71	0.04	0.14	184	227	44
0.60%	214,348	0.55	0.30	0.85	35%	1.71	0.04	0.14	184	227	44
0.50%	214,351	0.55	0.30	0.85	35%	1.71	0.04	0.14	184	227	44

Understanding the Rare Earth Metal Market

The discovery of significant quantities of rare earth metals in the Strange Lake area has driven Quest to focus on this new, highly-valuable set of metallic commodities and to broaden its mineral asset base. Currently, 97% of the world’s rare earth metals are produced in China, whose abundant resources and low production costs have made it a key source of these metals. China has placed strict controls on REE mining, production and export in order to maximize its own use of the resources. As a result, the past four years have brought fundamental change to the global rare earth metals industry, taking it from oversupply to demand shortages. Of the total rare earths produced by China, 98% are termed Light Rare Earth Elements (LREE), the more common members of the Lanthanide series on the periodic table of elements. Most of the current applications that use rare earths utilize LREE because of greater Chinese availability of these metals. On the other hand, China produces only very small, finite amounts of what are termed Heavy Rare Earth Elements (HREE). Recent declarations by the Chinese Government acknowledge that China may become a net importer of HREE by 2014 or 2015 (Chen, Chinese Rare Earths Society, February 2011). A lack of an abundant primary supply of the rarer, more valuable HREE has impeded the expansion of the R&D capacity for the industries that would prefer to use them. Quest’s Strange Lake deposits are enriched in HREE and present themselves as potentially important primary, non-Chinese sources of these metals.

During the 1990s and early 2000s, significant production surpluses and coincident low REE prices led to most non-Chinese rare earth producers ceasing their operations and almost exclusive reliance on Chinese supplies. With the curbing of exports from China and continued growth in demand elsewhere, the supply-demand deficit is causing great concern to major REE consuming countries (Japan, Korea, Taiwan, Euro Zone and the United States), which are anxious to identify new sources of rare earths. According to various media sources, excellent prospects for growth in the hybrid auto manufacturing, aerospace, defence and electronics industries are expected to contribute to growth in demand for REE of 6-8% CAGR. There is a pressing need for new non-Chinese production capacity in the next three to five years, particularly for HREE. This has focused attention on the re-opening of the Molycorp operation in Mountain Pass, California, on probable production increases from the Kola Peninsula, Russia, and Lynas Corporation’s plans to process Mount Weld ore in Australia, generally all LREE-enriched deposits. In addition to Quest’s Strange Lake Project, potential HREE sources such as Dubbo, New South Wales, Norra Kärr, Sweden and Nechalacho (Thor Lake), Northwest Territories are also being considered for production.

On the basis that China will adhere to its announced production and export limits, there is a real prospect that by 2014 to 2015, China will produce material sufficient to satisfy only its domestic consumption requirements. To meet the estimated global demand of 200,000 tonnes rare element oxides (REO) in 2012, approximately 60,000 tonnes of new capacity will be needed to meet the unfulfilled demand from outside China. In addition, it is estimated that world demand could reach 225,000 tonnes of REE per year by 2015, up from 135,000 tonnes in 2008 (IMCOA, February 2012). Primary production is unlikely to keep pace with the increasing demand.

QUALIFIED PERSONS

Pierre Guay, P. Geo., Manager of Exploration for Quest, is the Qualified Person on the Strange Lake Project. Mr. Guay has read and approved the disclosure of the technical information in this news release.

William J. Lewis, P.Geo., Senior Geologist with Micon International Limited, is the Qualified Person responsible for the preparation of the mineral resource estimate described in this news release. The effective date of the resource estimate is August 31, 2012.

About Quest Rare Minerals

Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. Quest is publicly listed on the TSX and NYSE MKT as “QRM” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and the Misery Lake areas of northeastern Québec. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. Quest has filed a National Instrument 43-101 Indicated and Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a marketed equity financing completed in October 2010, Quest has a strong working capital position of $40.3 million and is able to execute on its project intentions. This is expected to be sufficient to advance Quest’s plans of completing pre-feasibility and definitive feasibility studies of the B-Zone REE deposit and to continue exploration on its other rare earth properties.

Forward-Looking Statements

This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of Quest Rare Minerals Ltd. (“Quest”), or the assumptions underlying any of the foregoing. In this news release, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits Quest will derive. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond Quest’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under “Risk Factors” in Quest’s annual information form dated January 23, 2012, and under the heading “Risk Factors” in Quest’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2011 and the quarter ended July 31, 2012, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. Quest does not intend, nor does Quest undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

For further information please contact:

Peter J. Cashin, P. Geo.

President & CEO

Mehdi Azodi

Director, Investor & Corporate Affairs

Tel: (416) 916-0777 or 1-887-916-0777

Fax: (416) 916-0779

E-mail: info@questrareminerals.com

URL: www.questrareminerals.com

Table 2 - B Zone Detailed REO Resources by TREO+Y Cut-off

TREO+Y% Cut-off	Tonnes (x1000t)	La2O3	CeO2	Pr6O11	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb4O7	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3
Enriched Zone INDICATED
2.00%	1,544	0.22	0.53	0.058	0.20	0.058	0.004	0.064	0.016	0.114	0.026	0.082	0.013	0.078	0.011	0.82
1.75%	3,273	0.20	0.49	0.053	0.18	0.052	0.003	0.057	0.014	0.101	0.023	0.073	0.012	0.071	0.010	0.72
1.50%	6,690	0.18	0.44	0.048	0.17	0.046	0.003	0.050	0.012	0.088	0.020	0.065	0.010	0.064	0.009	0.63
1.25%	13,111	0.16	0.39	0.043	0.15	0.041	0.002	0.043	0.011	0.075	0.017	0.056	0.009	0.057	0.008	0.54
1.00%	19,144	0.15	0.36	0.040	0.14	0.037	0.002	0.039	0.010	0.067	0.016	0.050	0.008	0.052	0.008	0.48
0.90%	19,880	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.80%	20,010	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.70%	20,018	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.60%	20,020	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.50%	20,020	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
Granite Domain INDICATED
2.00%	29	0.22	0.54	0.062	0.22	0.060	0.004	0.064	0.016	0.107	0.024	0.074	0.012	0.065	0.009	0.74
1.75%	79	0.21	0.51	0.057	0.20	0.054	0.003	0.057	0.014	0.092	0.021	0.064	0.010	0.057	0.008	0.63
1.50%	396	0.18	0.43	0.048	0.17	0.045	0.003	0.047	0.012	0.077	0.017	0.054	0.008	0.050	0.007	0.53
1.25%	2,005	0.16	0.38	0.042	0.15	0.037	0.002	0.038	0.009	0.060	0.014	0.043	0.007	0.041	0.006	0.42
1.00%	24,680	0.14	0.32	0.035	0.12	0.029	0.002	0.029	0.006	0.042	0.009	0.029	0.005	0.030	0.004	0.29
0.90%	96,968	0.13	0.29	0.033	0.11	0.026	0.001	0.025	0.005	0.036	0.008	0.025	0.004	0.025	0.004	0.24
0.80%	225,374	0.13	0.28	0.031	0.11	0.025	0.001	0.023	0.005	0.032	0.007	0.022	0.004	0.023	0.003	0.22
0.70%	256,151	0.12	0.27	0.030	0.11	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.22
0.60%	257,968	0.12	0.27	0.030	0.11	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.22
0.50%	258,108	0.12	0.27	0.030	0.11	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.22
Granite Domain INFERRED
2.00%	56	0.16	0.36	0.040	0.14	0.040	0.002	0.046	0.012	0.077	0.018	0.053	0.009	0.049	0.006	0.55
1.75%	500	0.16	0.36	0.041	0.15	0.036	0.002	0.037	0.009	0.058	0.013	0.040	0.006	0.039	0.005	0.40
1.50%	10,025	0.14	0.32	0.035	0.12	0.029	0.002	0.028	0.006	0.040	0.009	0.028	0.005	0.029	0.004	0.27
1.25%	41,468	0.13	0.29	0.032	0.11	0.026	0.001	0.025	0.005	0.035	0.008	0.024	0.004	0.025	0.004	0.24
1.00%	156,611	0.13	0.28	0.030	0.11	0.024	0.001	0.022	0.005	0.029	0.006	0.020	0.003	0.020	0.003	0.20
0.90%	212,266	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.80%	214,348	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.70%	214,351	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.60%	214,351	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.50%	214,351	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19

Figure 1 – Outline of the Whittle Pit Shell Used in the Resource Estimation, B-Zone REE Deposit, Strange Lake Project, Québec

Lac Brisson
N
Pit Shell Outline
427000 E
428000 E
429000 E
6243000 N
6242000 N
0
250
500
Distance in meters

Figure 2 – Oblique 3-D Rendition of the 25-Year Optimized Pit Shell Illustrating the “Enriched Zone” Mineralized System,

B-Zone REE Deposit, Strange Lake Project, Québec